

June 22, 2017

BY EMAIL

Alison Samborn
Attorney, Product Development
Jackson National Life Insurance Company
1 Corporate Way
Lansing, MI 48951

      Re: Jackson National Separate Account - I
             JNLNY Separate Account I
             Initial Registration Statements on Form N-4
             <u>File Nos. 333-217500; 333-217501; 333-217502; 333-217503.</u>

Dear Ms. Samborn:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on April 27, 2017. Comments are based upon the black-lined courtesy copies of the filings provided to the staff. Unless otherwise indicated, the comments below apply to filing 333-217500; please make conforming changes to the other three filings referenced above, as applicable. Based on our review, we have the following comments.

1. **General Comments**

   a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the guarantees of Jackson National Life Insurance Company ("Jackson National") and Jackson National Life Insurance Company of New York ("Jackson of New York") under the Contract or whether Jackson National and Jackson of New York will be solely responsible for payment of Contract benefits.

   b. Please confirm that all material state variations of the contract are disclosed in this prospectus. If not, please add appropriate disclosure.

2. **Condensed Financial Information** (p. 11)

   Please confirm supplementally that condensed financial information has not been provided for any subaccount offered under the Contract because no such subaccount has commenced operations as of the date of the prospectus. Alternatively, if any subaccount has been previously made available under any other contract offered through the same separate account (*e.g.*, the other contract has the same underlying fund option and same total separate account expense), then please include in the prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). *See* Instruction 1 to Item 4(a) of Form N-4.

3. **The Fixed Account** (p. 12)

In the first paragraph of this section, the registrant states that "[t]he Fixed Account is not registered with the SEC, and the SEC does not review the information we provide to you about it." Please remove the second clause of this sentence.

4. **GMWB Charges** (*e.g.*, p. 33)

The first sentence of each description of the GMWB charges states: "The charge for this GMWB begins when the endorsement is added to the Contract . . . ." Please delete this disclosure or revise to reflect the fact that these riders can only be selected at the time of purchase of the contract and cannot be added later. The current language gives the impression that a contract owner can add the rider at some time after initial purchase of the contract.

Statement of Additional Information

5. **Calculation of Performance** (p. 9)

a. In the third paragraph, the registrant states that "[t]he Contract is designed for long-term investment; therefore, Jackson believes that non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be useful to investors. Reflecting the deduction of the withdrawal charge decreases the level of performance advertised." Please redraft this disclosure given that no withdrawal charges are imposed in the Contract.

b. Further in this section, the registrant states that the maximum withdrawal charge for the Contract is 2%. Please delete or redraft given that no withdrawal charge is currently applied.

6. **Financial Statements, Exhibits, and Other Information**

Please provide any financial statements, exhibits, consents, and other required disclosure not included in the registration statements in a pre-effective amendment.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statements. If you believe that you do not need to make changes to the registration statements in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statements, the registration statements will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statements and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/

Alberto H. Zapata
Senior Counsel
Disclosure Review and Accounting Office